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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 7)(1)


                                FRED MEYER, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   593099-00-0
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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------------------------                                    --------------------
 CUSIP No. 593099-00-0            SCHEDULE 13G               Page 2 of 7 pages.
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       426,736
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      426,736
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              426,736
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              0.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              PN
          ---------------------------------------------------------------------






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ITEM 1.

        (A)    NAME OF ISSUER:

               Fred Meyer, Inc.

               On September 9, 1997 Fred Meyer, Inc., a Delaware corporation formerly known as Meyer-Smith Holdco, Inc., succeeded to the business of Fred Meyer Stores, Inc., a Delaware corporation formerly known as Fred Meyer, Inc., as a result of a merger pursuant to the Agreement and Plan of Reorganization and Merger, dated as of May 11, 1997. On September 9, 1997 the Issuer became a wholly owned subsidiary of Fred Meyer, Inc.

        (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3800 S.E. 22nd Avenue
               Portland, Oregon  97202

ITEM 2.

        (A)    NAME OF PERSONS FILING:

               KKR Associates, L.P.

        (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (C)    CITIZENSHIP:

               New York

        (D)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (E)    CUSIP NUMBER:

               593099-00-0

ITEM 3.        Not applicable

ITEM 4.        OWNERSHIP

        (A)    AMOUNT BENEFICIALLY OWNED:




                               Page 3 of 7 pages.

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               As of December 31, 1997, KKR Associates, L.P., a New York limited partnership, was the record owner of 426,736 shares of Fred
               Meyer, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of Fred Meyer, Inc. common stock that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

        (B)    PERCENT OF CLASS:

               0.5%

        (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                      426,736

               (ii) Shared power to vote or to direct the vote:

                      -0-

               (iii) Sole power to dispose or to direct the disposition of:

                      426,736

               (iv) Shared power to dispose or to direct the disposition of:

                      -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP




                               Page 4 of 7 pages.

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               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.













                               Page 5 of 7 pages.


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                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998



                                        KKR ASSOCIATES, L.P.


                                        By:    \s\ Salvatore Badalamenti
                                             -----------------------------------
                                               Name:    Salvatore Badalamenti
                                               Title:   Attorney-in-Fact













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                                 EXHIBIT INDEX




Exhibit 24 - Power of Attorney









                               Page 7 of 7 pages.